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Exhibit (e)(7)

DIGITAL IMPACT

2005 EMPLOYEE RETENTION PLAN

AND

SUMMARY DESCRIPTION

Plan Effective Date: March 4, 2005

DIGITAL IMPACT, INC.

DIGITAL IMPACT, INC.
2005 EMPLOYEE RETENTION PLAN AND SUMMARY DESCRIPTION

SECTION 1.    INTRODUCTION

        The Digital Impact, Inc. 2005 Employee Retention Plan (the "Plan") is adopted by Digital Impact, Inc. ("Digital Impact"). The Plan covers certain individuals who immediately prior to a Change in Control were active employees of Digital Impact or one of its subsidiaries and who meet the eligibility requirements of the Plan. The Plan is designed to provide separation pay and benefits to such eligible employees whose employment is terminated in certain situations. This document constitutes the written instrument under which the Plan is maintained and supersedes any prior plan or practice of Digital Impact that provides severance benefits to eligible employees. The Plan is effective for eligible employees whose employment is terminated on or after the date of a Change in Control.

        This Plan is an "employee welfare benefit plan," as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). This Plan is governed by ERISA and, to the extent applicable, the laws of the State of California. This document constitutes both the official plan document and the required summary plan description under ERISA.

SECTION 2.    DEFINITIONS

        For purposes of this Plan, the following terms shall have the meanings set forth below:

        2.1   "Base Salary" means your weekly base salary with the Employer as in effect on the date of a Change in Control, or as increased thereafter by the Employer, (or, for hourly employees, your hourly rate of pay as of the date of a Change in Control, or as increased thereafter by the Employer, multiplied by your regularly scheduled hours per week, not to exceed 40 hours), and does not include, for example, bonuses, overtime compensation, incentive pay, shift premiums or differentials, compensation associated with employee stock options, reimbursements, sales commissions or expense allowances.

        2.2   "Board" means the Board of Directors of the Company.

        2.3   "Cause" means (i) any act of fraud or personal dishonesty taken in connection with your responsibilities as an employee which is intended to result in your substantial personal enrichment, (ii) your conviction of (or confession to) a felony, (iii) a willful act by you which constitutes misconduct, insubordination or a violation of any written policies of the Employer, which is materially injurious to the Employer, or (iv) your continued failure to perform the duties of your position in a satisfactory manner after you have been delivered a written demand for performance from the Employer which describes the basis for the Employer's belief that you have not performed your duties and you have had a reasonable opportunity to correct such violations.

        2.4   "Change in Control" means the happening of any of the following:

          (a)   The acquisition, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the then outstanding shares of common stock of the Company; provided, however, that any acquisition by (A) the Company or any of its subsidiaries or (B) any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries shall not constitute a Change in Control;

          (b)   Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the date hereof whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act);

          (c)   Completion of a reorganization, merger or consolidation (a "Business Combination"), in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Company's common stock immediately prior to such Business Combination do not own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination; or

          (d)   A complete liquidation or dissolution of the Company or a sale or other disposition of all or substantially all of the assets of the Company other than to a corporation with respect to which, following such sale or disposition, owns more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors.

        2.5   "Company" means Digital Impact, Inc. or any other corporation or business organization which, by operation of law or agreement, shall assume the obligations of the Company under this Plan.

        2.6   "Covered Employee" means any individual who immediately prior to a Change in Control was an active employee of an Employer (full-time or part-time).

        2.7   "Director-level Employee" means a Covered Employee whose employment grade is 11 or higher.

        2.8   "Effective Date" means March 4, 2005.

        2.9   "Employer" means the Company or any subsidiary of the Company.

        2.10 "Year of Service" means twelve (12) consecutive months of employment with one or more of the Employers (or any company acquired by an Employer or any company all (or substantially all) of whose assets were acquired by an Employer) during which the eligible employee is in active status. This period will be measured from your most recent date of hire.

SECTION 3.    ELIGIBILITY

        You are eligible to receive benefits under the Plan if you are a Covered Employee and you cease to be employed by your Employer (or any of the other Employers) within twelve (12) months following a Change in Control due to an involuntary termination without Cause. Notwithstanding the foregoing, no employee who is party to a Retention Agreement with the Company is eligible to participate in the Plan.

SECTION 4.    HOW THE PLAN WORKS

        As a participant in the Plan, if you comply with all of the terms of the Plan, you are eligible to receive the following benefits on the following conditions:

        4.1   Salary Payment.    If you are a Director-level Employee, you will receive a lump sum cash payment equal to thirty-six (36) weeks of your Base Salary. If you are not a Director-level Employee, you will receive a lump sum cash payment equal to twenty-four (24) weeks of your Base Salary.

        4.2   Continuation of Benefits.    If at the time of your termination of employment you are covered under a group health plan and you timely elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), your Employer shall pay, on your behalf, the premiums of your group health coverage, including coverage for your eligible dependents; provided, however, that your Employer will pay such premiums for your eligible dependents only for coverage for which those dependents were enrolled immediately prior to your termination of employment. You are entitled to nine (9) months of such premium payments if you are a Director-level Employee and six (6) months of such premium payments if you are not a Director-level Employee. For the balance of the period that you are entitled to coverage under COBRA, you shall be entitled to maintain coverage for yourself and your eligible dependents at your own expense. Your Employer's payment of COBRA premiums shall not extend the total period of the continuation coverage to which you are entitled under COBRA.

        4.3   Equity Compensation Acceleration.    You will receive an additional twelve (12) months of vesting acceleration for each Year of Service with an Employer with respect to your outstanding and unvested equity compensation awards, as determined on your date of termination.

        4.4   Eligibility and Time for Payment.    If you are eligible for severance benefits under the Plan, your benefits will be paid as soon as administratively feasible after the occurrence of the following events: (i) your involuntary termination without Cause; and (ii) the expiration of any revocation period applicable to your executed general release mandated by state or federal law.

SECTION 5.    LIMITATIONS AND CONDITIONS ON BENEFITS

5.1
Release.    To receive benefits under this Plan, you must execute a release of claims in favor of the Employers, in the form attached hereto as Exhibit A (or in such other substantially similar form as the Company may require), and such release must become effective in accordance with its terms.

        5.2   Termination of Benefits.    Benefits under this Plan shall terminate immediately if you, at any time, violate any proprietary information or confidentiality obligation to any Employer or the terms of any applicable non-competition agreement with any Employer.

        5.3   Non-Duplication of Benefits.    You are not eligible to receive benefits under this Plan more than one time. If you perform your employment services outside of the United States, the Company may, in its discretion, reduce the payments otherwise payable under this Plan by the amount of severance-type benefits to which you are then entitled under the laws of the country or countries in which your services are performed.

        5.4   Other Terminations.    You are not eligible for any benefits under this Plan if your employment terminates due to death, disability, resignation or any other reason other than an involuntary termination without Cause, which occurs within the time period set forth in Section 3.

        5.5   Company's Discretion.    The Company may, as it deems appropriate and in its sole and absolute discretion, authorize severance benefits in an amount different from the amounts set forth above; provided, however, that no amendment, alteration, or termination of severance benefits hereunder shall impair your accrued rights, unless mutually agreed otherwise between you and the Company, which agreement must be in writing and signed by you and the Company. Under certain circumstances, the Company may, in its sole and absolute discretion, waive or modify, with respect to one or more employees or classes of employees, the eligibility requirements for severance benefits or modify the method of calculating their severance benefits.

SECTION 6.    OTHER IMPORTANT INFORMATION

6.1
Plan Administration.    As the Plan Administrator, the Company has full discretionary authority to administer and interpret the Plan, including discretionary authority to determine eligibility for participation and for benefits under the Plan, the amount of benefits (if any) payable per participant, and to interpret ambiguous terms. The Plan Administrator may delegate to such person, persons or committees as it selects, including without limitation the Director of Human Resources of the Company, any or all of its administrative duties, and such person, persons or committees shall have, on behalf of the Plan Administrator, full discretionary authority to carry out it or their delegated duties. Any determination by the Plan Administrator or its delegate will be final and conclusive upon all persons. The Company will indemnify and hold harmless any employee or officer of an Employer for carrying out any such delegated responsibilities of the Plan Administrator; provided, however, such employee or officer does not act with gross negligence or willful misconduct.

        6.2   Benefits.    When benefits are due, they will be paid from the general assets of the Employer of the Covered Employee involved. The Employers are not required to establish a trust to fund the Plan. The benefits provided under this Plan are not assignable.

        6.3   Claims Procedure.    If you believe you are incorrectly denied a benefit or are entitled to a greater benefit than the benefit you receive under the Plan you may submit a signed, written application to the Plan Administrator within ninety (90) days of the date of your termination of employment. You will be notified of the approval or denial of this claim within ninety (90) days of the date that the Plan Administrator receives the claim, unless special circumstances require an extension of time for processing the claim. If your claim is denied, the notification will state specific reasons for the denial, specific reference to the Plan provision(s) on which the denial is based, and a description of any material or information necessary for you to perfect the claim and why such material or information is necessary. If written notice of the denial of such claim is not furnished within ninety (90) days of the date that the Plan Administrator receives the claim, the claim shall be deemed denied. You will have sixty (60) days from receipt of the written notification of the denial of your claim to file a signed, written request for a review of the denial with the Plan Administrator. This request should include the reasons you are requesting a review, facts supporting your request and any other relevant comments. Pursuant to its discretionary authority to administer and interpret the Plan and to determine eligibility for benefits under the Plan, the Plan Administrator will make a final, written determination of your eligibility for benefits. Such determination will generally be made within sixty (60) days of receipt of your request for review, unless special circumstances require an extension of time for processing the claim. If the decision on review by the Plan Administrator is not furnished within sixty (60) days of receipt of your request for review, the claim shall be deemed denied on review. All decisions of the Plan Administrator shall be final and binding on all parties, including the claimant and the Employer of such claimant.

        6.4   Plan Terms.    This Plan supersedes any and all prior group severance and salary continuation arrangements, programs and plans which were previously offered with respect to any employees or former employees of the Company and its subsidiaries, except as to the excluded individuals in Section 3 in such arrangements, programs and plans.

        6.5   Plan Amendment or Termination.    On behalf of the Company, the Chief Executive Officer may terminate or amend the Plan at any time and for any reason. Any termination or amendment of the Plan may be made effective immediately with respect to any employee who has not yet terminated employment, whether or not prior notice of such amendment or termination has been given to affected employees.

        6.6   Taxes.    The Company or one of its subsidiaries will withhold taxes and all other applicable payroll deductions from any severance payment.

        6.7   No Right to Employment.    No provision of this Plan is intended to provide you or any other employee with any right to continue employment with an Employer or affect the Company's right, which right is hereby expressly reserved, to terminate the employment of any individual at any time for any reason, with or without cause, with or without notice.

        6.8   Assignment.    This Plan will be binding upon and inure to the benefit of (a) your heirs, executors and legal representatives upon your death and (b) any successor of the Company which, by operation of law or agreement, shall assume the obligations of the Company under this Plan. None of your rights to receive any form of compensation payable pursuant to this Plan may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of your right to compensation or other benefits will be null and void.

        6.9   Severability.    In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Plan will continue in full force and effect without said provision. Notwithstanding the foregoing, if any release, confidentiality or noncompetition agreement executed by a Covered Employee hereunder, becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, the Company shall, in its sole discretion, be entitled to either have the Covered Employee return any amounts previously paid hereunder or have such release, confidentiality or noncompetition agreement construed and enforced as if such provision had not been included, but instead, as if such different provision had been included as, in the judgment of the Plan Administrator, would be valid and enforceable and yet most nearly carry out the intent and purpose of the original provision.

SECTION 7.    STATEMENT OF ERISA RIGHTS

        As a participant in this Severance Plan, you are entitled to certain rights and protections under ERISA. ERISA provides that all Plan participants shall be entitled to:

  1.
  Examine, without charge, at the Plan Administrator's office and at other specified locations such as worksites, all Plan documents, including all documents filed by the Plan with the U.S. Department of Labor, such as detailed annual reports and plan descriptions.

  2.
  Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

        In addition to creating rights for certain employees under the Plan, ERISA imposes obligations upon the people who are responsible for the operation of the employee welfare benefit plan. The people who operate the Plan (called "fiduciaries") have a duty to do so prudently and in the interest of the employees who are covered by the Plan.

        No one, including your employer or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a welfare benefit to which you are entitled under the Plan or from exercising your rights under ERISA.

        If your claim for a welfare (severance) benefit is denied or ignored, in whole or in part must receive a written explanation of the reason for the denial. You have the right to have the Plan Administrator review and reconsider your claim. Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request materials from the Plan and do not receive them within thirty (30) days, you may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for a severance benefit which is denied or ignored, in whole or in part, you may file suit in a federal or a state court. If it should happen that the Plan fiduciaries misuse the Plan's money (if any) or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful in your lawsuit, the court may order the party you have sued to pay your legal costs, including attorney fees. However, if you lose, the court may order you to pay these costs and fees, for example, if it finds that your claim or suite is frivolous.

        If you have any questions about the Plan, this statement or your rights under ERISA, you should contact the Plan Administrator or the nearest Area Office of the U.S. Labor-Management Services Administration, Department of Labor.

ADDITIONAL PLAN INFORMATION

Name of Plan:	Digital Impact, Inc. 2005 Employee Retention Plan
Company Sponsoring Plan:	Digital Impact, Inc. 177 Bovet Road, Suite 200 San Mateo, CA 94402
Employer Identification Number:	943286913
Plan Number:	005
Plan Year:	January 1 through December 31
Plan Administrator:	Digital Impact, Inc. 177 Bovet Road, Suite 200 San Mateo, CA 94402
Agent for Service of Legal Process:	General Counsel
Type of Plan:	Severance Plan/Employee Welfare Benefit Plan
Plan Costs:	The cost of the Plan is paid by the Employer

EXHIBIT A

DIGITAL IMPACT, INC. 2005 EMPLOYEE RETENTION PLAN

RELEASE OF CLAIMS

        This Release of Claims ("Agreement") is made by and between Digital Impact, Inc. (the "Company"), and                        ("Employee").

        WHEREAS, Employee has agreed to enter into a release of claims in favor of the Company in return for obtaining certain severance benefits specified in the Digital Impact, Inc. 2005 Employee Retention Plan (the "Plan").

        NOW THEREFORE, in consideration of the mutual promises made herein, the Parties hereby agree as follows:

        1.    Termination.    Employee's employment from the Company terminated on                         .

        2.    Confidential Information.    Employee shall continue to maintain the confidentiality of all confidential and proprietary information of the Company and shall continue to comply with the terms and conditions of the Employee Proprietary Information and Inventions Agreement between Employee and the Company (the "Confidentiality Agreement"). Employee shall return all the Company property and confidential and proprietary information in his possession to the Company on the Effective Date of this Agreement.

        3.    Payment of Salary.    Employee acknowledges and represents that the Company has paid all salary, wages, bonuses, accrued vacation, commissions and any and all other benefits due to Employee.

        4.    Release of Claims.    Employee agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by the Company. Employee, on behalf of himself, and his respective heirs, family members, executors and assigns, hereby fully and forever releases the Company and its past, present and future officers, agents, directors, employees, investors, shareholders, administrators, affiliates, divisions, subsidiaries, parents, predecessor and successor corporations, and assigns, from, and agrees not to sue or otherwise institute or cause to be instituted any legal or administrative proceedings concerning any claim, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that he may possess arising from any omissions, acts or facts that have occurred up until and including the Effective Date of this Agreement including, without limitation,

          (a)   any and all claims relating to or arising from Employee's employment relationship with the Company and the termination of that relationship;

          (b)   any and all claims relating to, or arising from, Employee's right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

          (c)   any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

          (d)   any and all claims for violation of any federal, state or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, The Worker Adjustment and Retraining Notification Act, the California Fair Employment and Housing Act,

  and Labor Code section 201, et seq. and section 970, et seq. and all amendments to each such Act as well as the regulations issued thereunder;

          (e)   any and all claims for violation of the federal, or any state, constitution;

          (f)    any and all claims arising out of any other laws and regulations relating to employment or employment discrimination; and

          (g)   any and all claims for attorneys' fees and costs.

        Employee agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations due Employee under the Plan.

        [40 or Over Employees Only] Acknowledgment of Waiver of Claims under ADEA. Employee acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 ("ADEA") and that this waiver and release is knowing and voluntary. Employee and the Company agree that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the Effective Date of this Agreement. Employee acknowledges that the consideration given for this waiver and release Agreement is in addition to anything of value to which Employee was already entitled. Employee further acknowledges that he has been advised by this writing that (a) he should consult with an attorney prior to executing this Agreement; (b) he has at least twenty-one (21) days within which to consider this Agreement; (c) he has seven (7) days following the execution of this Agreement by the parties to revoke the Agreement; (d) this Agreement shall not be effective until the revocation period has expired; and (e) nothing in this Agreement prevents or precludes Employee from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs for doing so, unless specifically authorized by federal law. Any revocation should be in writing and delivered to the Vice-President of Human Resources at the Company by close of business on the seventh day from the date that Employee signs this Agreement.

        5.    Civil Code Section 1542.    Employee represents that he is not aware of any claims against the Company other than the claims that are released by this Agreement. Employee acknowledges that he has been advised by legal counsel and is familiar with the provisions of California Civil Code 1542, below, which provides as follows:

    A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

        Employee, being aware of said code section, agrees to expressly waive any rights he may have thereunder, as well as under any statute or common law principles of similar effect.

        6.    No Pending or Future Lawsuits.    Employee represents that he has no lawsuits, claims, or actions pending in his name, or on behalf of any other person or entity, against the Company or any other person or entity referred to herein. Employee also represents that he does not intend to bring any claims on his own behalf or on behalf of any other person or entity against the Company or any other person or entity referred to herein.

        7.    Application for Employment.    Employee understands and agrees that, as a condition of this Agreement, he shall not be entitled to any employment with the Company, its subsidiaries, or any successor, and he hereby waives any right, or alleged right, of employment or re-employment with the Company.

        8.    No Cooperation.    Employee agrees that he will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against the Company and/or any officer, director, employee, agent, representative, shareholder or attorney of the Company, unless under a subpoena or other court order to do so.

        9.    Costs.    The Parties shall each bear their own costs, expert fees, attorneys' fees and other fees incurred in connection with this Agreement.

        10.    Authority.    Employee represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him to bind them to the terms and conditions of this Agreement.

        11.    No Representations.    Employee represents that he has had the opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Neither party has relied upon any representations or statements made by the other party hereto which are not specifically set forth in this Agreement.

        12.    Severability.    In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

        13.    Entire Agreement.    This Agreement, along with the Plan and the Confidentiality Agreement, represents the entire agreement and understanding between the Company and Employee concerning Employee's separation from the Company.

        14.    No Oral Modification.    This Agreement may only be amended in writing signed by Employee and the Chief Executive Officer of the Company.

        15.    Governing Law.    This Agreement shall be governed by the internal substantive laws, but not the choice of law rules, of the State of California.

        16.    Effective Date.    [40 or Over Employees Only—otherwise effective upon signing by both parties] This Agreement is effective eight (8) days after it has been signed by both Parties.

        17.    Counterparts.    This Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

        18.    Voluntary Execution of Agreement.    This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims. The Parties acknowledge that:

          (a)   They have read this Agreement;

          (b)   They have been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel;

          (c)   They understand the terms and consequences of this Agreement and of the releases it contains;

          (d)   They are fully aware of the legal and binding effect of this Agreement.

        IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

DIGITAL IMPACT, INC.
Dated: , 20	By:

Dated: , 20	By:

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Exhibit (e)(7)